EXHIBIT (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 3, 2003, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Class B Common Stock

of

SoundView Technology Group, Inc.

at

$15.50 Net Per Share

by

Shakespeare Merger Corporation

a wholly owned subsidiary of

The Charles Schwab Corporation

Shakespeare Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation (“Parent”), is offering to purchase all the outstanding shares of common stock and Class B common stock, par value $0.01 per share, including the associated preferred stock rights to such shares (the “Shares”), of SoundView Technology Group, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2003 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank Minnesota, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of the Shares in the Offer. A stockholder who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Shares. Purchaser will pay all charges and expenses of the Depositary and Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON THURSDAY,

JANUARY 8, 2004, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned on, among other things, there being validly tendered and not withdrawn, Shares that, together with any Shares then owned by Parent or any wholly owned subsidiary of Parent (including Purchaser), represent greater than 50.1% of the sum of all then-outstanding Shares, plus, at the election of Parent, an additional number of Shares up to but not exceeding the aggregate number of Shares issuable on the exercise of any outstanding option that is vested or is expected to become vested (other than by reason of the Merger (as defined below)) on or before September 30, 2004, or any warrant or other right to acquire capital stock of the Company, or upon the conversion of any security convertible into capital stock of the Company (the “Minimum Condition”). The Offer is also subject to other conditions described in the Offer to Purchase. See Introduction and Section 13 (Certain Conditions to the Offer) of the Offer to Purchase.

The purpose of the Offer and Merger is to enable Parent to acquire the entire equity interest in, and thus control of, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the outstanding Shares or, if fewer than all of the outstanding Shares are tendered in the Offer and not withdrawn prior to the Expiration Date (as defined below), such lesser number of Shares, subject to the Minimum Condition. Parent will effect the merger of Purchaser with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, following the successful completion of the Offer and the satisfaction of certain conditions set forth in the Merger Agreement, including adoption of the Merger Agreement by the majority of the Company’s stockholders under Delaware law (if required). If Purchaser successfully completes the Offer, it will hold a sufficient number of Shares to ensure the requisite adoption of the Merger Agreement to complete the Merger. In addition, if Purchaser owns at least 90% of the outstanding Shares, Parent will not be required to obtain stockholder approval to complete the Merger. The purpose of the Merger is for Parent to acquire any and all outstanding Shares that are not tendered in the Offer and accepted for payment by Purchaser in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn prior to the Expiration Date as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares. On the terms of and subject to the conditions to the Offer, payment for Shares that are accepted for payment in the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for stockholders tendering Shares for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser because of any delay in paying for any Shares. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase), (ii) the Letter of Transmittal (or a facsimile copy of it), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 (Procedures for Tendering Shares of SoundView Common Stock and Class B Common Stock in the Offer) of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) all other documents required by the Letter of Transmittal.

Pursuant to the terms of the Merger Agreement, (i) if, on any date as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser may, in its discretion, extend the Offer from time to time for such period of time as Purchaser reasonably determines to be necessary to permit such condition to be satisfied; (ii) Purchaser may, in its discretion, extend the Offer from time to time for any period of time required by any rule or regulation of the Securities and Exchange Commission applicable to the Offer; (iii) if, on any date as of which the Offer is scheduled to expire, the Minimum Condition has been satisfied but the sum of the number of Shares that have been validly tendered pursuant to the Offer (and not withdrawn) plus the number of Shares owned by Parent or any wholly owned subsidiary of Parent is less than 90% of the number of Shares outstanding, then Purchaser may, in its discretion, on one occasion, extend the offer for one additional period of not more than ten business days; (iv) Purchaser may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended; and (v) if any condition to the Offer has not been satisfied or waived, Purchaser must extend the Offer from time to time for the shortest time period which it reasonably believes is necessary until consummation of the Offer. However, Purchaser is not required to extend the Offer beyond September 30, 2004. If Purchaser decides to extend the Offer or provide for a subsequent offering period, Purchaser will make a public announcement to that effect not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. See Section 1 (Terms of The Offer). The term “Expiration Date” means 5:00 p.m., New York City time, on January 8, 2004, unless and until Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time at which the Offer, as so extended by Purchaser, will expire.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (except during a subsequent offering period) and may also be withdrawn at any time after February 2, 2004, unless accepted for payment on or before that date as provided in the Offer to Purchase. During a subsequent offering period, tendering stockholders will not have withdrawal rights. Except as otherwise provided in Section 3 (Withdrawal Rights) of the Offer to Purchase, tenders of Shares in the Offer are irrevocable. For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a stockholder having Shares accepted for payment will recognize gain or loss equal to the difference between the amount of cash received by the stockholder in the Offer (or the Merger) and such stockholder’s adjusted tax basis in the Shares tendered and accepted for payment in the Offer (or converted into cash in the Merger). If the Shares tendered in the Offer are held by a tendering U.S. stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder’s holding period for such Shares exceeds one year. In addition, the deductibility of a capital loss recognized is subject to limitations. In the case of a tendering non-corporate stockholder, long-term capital gains generally will be eligible for a maximum United States federal income tax rate of 15%. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more complete description see Section 5 (Certain Material United States Federal Income Tax Consequences) of the Offer to Purchase.

The Company’s board of directors has unanimously recommended that the holders of the Shares accept the Offer and tender their Shares in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone number below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 213-0473

December 3, 2003

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